Exhibit 14


                                 CODE OF ETHICS

                       NT MEDIA CORP. OF CALIFORNIA, INC.
                 CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER AND
                            SENIOR FINANCIAL OFFICERS


In my role as the Chief Executive Officer or as a Senior Financial Officer of NT Media Corp. of California, Inc. (the "Company"), I certify to the Company and the Board of Directors of the Company, that I will adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct to the best of my knowledge and ability:

     1. I will act with honesty and integrity, avoiding actual or apparent conflicts of interest in all personal and professional relationships.

     2. I will provide information that is accurate, complete, objective, relevant, timely and understandable.

     3. I will comply with the rules and regulations of federal, state, and local governments and other appropriate private and public regulatory agencies.

     4. I will act in good faith, responsibility, and with due care. I will not misrepresent material facts or allow my independent judgment to be subordinated or otherwise compromised.

     5. I will respect and maintain the confidentiality of information reviewed or acquired in carrying out my duties except when authorized or otherwise legally obligated to disclose.

     6. I will share knowledge and maintain skills important and relevant to the needs of the Company.

     7. I  will  proactively   practice   and  promote  ethical  behavior  as  a
professional in my role with the Company.

     8. I will comply with and adhere to all of the Company's policies and practices, including those policies governing accounting and financial reporting practices and corporate governance.

     9. I will promptly disclose to an appropriate person or persons any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest and/or violations of this Code.